UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 26, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Perry Ellis International, Inc.

File No. 000-21764 - CF#25751

_____

Perry Ellis International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 17, 2010 and amended on November 22, 2010.

Based on representations by Perry Ellis International, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. § 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through February 1, 2012
Exhibit 10.8	through February 1, 2012
Exhibit 10.17	through February 1, 2012
Exhibit 10.50	through January 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel